Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

December 3, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 420,404 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from November 25, 2024, up to and including November 29, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 125,732,360 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (125,732,360) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
25/11/2024	LSE	83,314	857.01
26/11/2024	LSE	31,809	854.95
26/11/2024	BATE	11,835	854.60
26/11/2024	CHIX	40,220	854.64
26/11/2024	AQUIS	2,427	856.06
27/11/2024	LSE	36,380	868.69
27/11/2024	BATE	11,961	867.80
27/11/2024	CHIX	33,421	868.37
27/11/2024	AQUIS	4,971	867.38
28/11/2024	LSE	42,449	877.53
28/11/2024	BATE	8,239	879.33
28/11/2024	CHIX	30,962	877.42
28/11/2024	AQUIS	1,545	877.57
29/11/2024	LSE	35,601	887.10
29/11/2024	BATE	11,768	887.62
29/11/2024	CHIX	31,761	888.12
29/11/2024	AQUIS	1,741	884.75

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123